Exhibit 7.3

MTR Corporation Limited

Computation of

Ratio of Earnings to Fixed Charges

Based on Hong Kong GAAP

(Expressed in millions of HK$)

		As of December 31
		1998	1999	2000	2001(1)	2002
Profit before tax		2,819	2,116	4,055	4,278	4,213

Fixed Charges:
Interest expenses		1,123	1,680	1,942	1,870	1,748
Amortization of debt discount or deferred debt costs		26	32	46	53	23
Representative portion of interest in operating lease expenses(2)		23	13	6	5	4

Total fixed charges	(B)	1,172	1,725	1,994	1,928	1,775

Less: fixed charges capitalized		473	383	797	1,029	621

		699	1,342	1,197	899	1,154

Earnings before taxes and fixed charges	(A)	3,518	3,458	5,252	5,177	5,367

Ratio of Earnings to Fixed Charges	(A)/(B)	3.00	2.00	2.63	2.69	3.02

(1)	Due to the adoption of SSAP 34, “Employee Benefits”, issued by the Hong Kong Society of Accountants, which became effective on January 1, 2002, a restatement of the 2001 financial data was necessary. See Note 42A of Notes to the Financial Statements.

(2)	The balance represented one third of operating lease expenses of the Group.